N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS   ALBANY, NY 12231-0001

FILING RECEIPT

==
ENTITY NAME: ZENII LLC

DOCUMENT TYPE: ARTICLES OF ORGANIZATION (DOM LLC)   COUNTY: NEWY

==
FILED:12/31/2013 DURATION:********   CASH#:131231000244 FILM #:131231000232
                                      DOS ID:4506811

    FILER: EXIST DATE
    ------   ----------
    JENNIFER E. BRADY   12/31/2013
    C/O ANDREW ABRAMOWITZ PLLC
    565 FIFTH AVENUE 9TH FLOOR
    NEW YORK, NY 10017

    ADDRESS FOR PROCESS:

    THE LLC
    100 WEST 93RD STREET SUITE 15F
    NEW YORK, NY 10025

    REGISTERED AGENT:



    The limited liability company is required to file a Biennial Statement with
    the Department of State every two years pursuant to Limited Liability
    Company Law Section 301. Notification that the biennial statement is due
    will only be made via email. Please go to www.email.ebiennial.dos.ny.gov
    to provide an email address to receive an email notification when the
    Biennial Statement is due.

==
SERVICE COMPANY: UNITED CORPORATE SERVICES - 37   SERVICE CODE: 37 *

    FEES   360.00   PAYMENTS   360.00
                --------   --------
    FILING   200.00   CASH   0.00
    TAX   0.00   CHECK   0.00
    CERT   0.00   CHARGE   0.00
    COPIES   10.00   DRAWDOWN   360.00
    HANDLING   150.00   OPAL   0.00
                                                REFUND   0.00
==
ZENII1652   DOS-1025 (04/2007)

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.



WITNESS my hand and official seal of the Department of State, at the City of Albany, on January 2, 2014.

Anthony Giardina

Anthony Giardina
Executive Deputy Secretary of State

Rev. 06/13

ARTICLES OF ORGANIZATION

OF

ZENII LLC

Under Section 203 of the Limited Liability Company Law.

FIRST: The name of the limited liability company is **ZENII LLC**.

SECOND: The county within the state in which the office of the limited liability company is to be located is New York.

THIRD: The limited liability company does not have a specific date of dissolution in addition to the events of dissolution set forth by law.

FOURTH: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The post office address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is:

> 100 West 93rd Street Suite 15F
> New York, New York, 10025

FIFTH: The effective date of the Articles of Organization shall be the date of filing with the Secretary of State.

SIXTH: The limited liability company may have, in the manner provided in the operating agreement of the limited liability company, classes of members having such relative rights, powers, preferences and limitations as may from time to time be established pursuant to the operating agreement of the limited liability company, including rights, powers, preferences, limitations and duties senior to existing classes of members.

IN WITNESS WHEREOF, this certificate has been subscribed to this 30th day of December, 2013 by the undersigned who affirms that the statements made herein are true under the penalties of perjury.

Jennifer E. Brady

_____

Jennifer E. Brady, Organizer

232

UNI-37

DRAWDOWN

ARTICLES OF ORGANIZATION
OF
ZENII LLC

Under Section 203 of the Limited Liability Company Law

Filed by:

Jennifer E. Brady
c/o Andrew Abramowitz, PLLC
565 Fifth Avenue, 9th Floor
New York, NY 10017

Cust Ref: ZENII 1652

FILED 2013 DEC 31 AM 10:12

RECEIVED 2013 DEC 31 AM 9:23

kk

STATE OF NEW YORK
DEPARTMENT OF STATE

FILED DEC 3 1 2013

TAX $________

BY: WG

244